FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2006

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press Release dated October 27, 2006 announcing 3rd Quarter 2006 results.

Exhibit 1 Physical Statistics for 3Q 2006

Exhibit 2 Statements of Income for 3Q 2006

Exhibit 3 Balance Sheets for 3Q 2006

Exhibit 4 Cash Flows for 3Q 2006

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE THIRD QUARTER 2006 (3Q06)

Highlights:

  EBITDA in 3Q06 reached Ch$75,335 million (US$140.3 million) compared to Ch$77,736 million (US$144.1 million) in 3Q05. EBITDA margin reached 51.3% in 3Q06.

  The Company recorded a net income of Ch$12,707 million (US$23.7 million) in 3Q06 compared to a net income of Ch$68 million (US$0.1 million) in 3Q05.

  The number of broadband customers increased 73.1% and Digital TV service reached 52,380 clients as of September 2006.

  Average financial debt decreased 20.1% from US$1,011 million in 3Q05 to US$808 million in 3Q06.

Santiago, Chile October 27, 2006, Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefonica Chile" or the "Company") today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of September 30, 2006) for the third quarter of 2006. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for September 30, 2006, which was Ch$537.03 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicachile.cl.

CONSOLIDATED RESULTS FOR 3Q06 (Comparisons refer to 3Q05)

REVENUES

Telefonica Chile's revenues decreased by 0.9% in 3Q06 as compared to 3Q05, amounting to Ch$147,747 million (US$273.3 million). This variation is mainly the result of lower revenues from basic telephony and corporate communications, which were partly compensated by the increase in revenues from broad band (ADSL), flexible plans and access charges. It is important to notice that in 3T05 an extraordinary non-cash charge was recognized in the amount of Ch$2,171 million (US$4.0 million) in international long distance revenues.

OPERATING COSTS AND EXPENSES

Operating costs and expenses (excluding depreciation) decreased 13.2% in 3Q06, to Ch$71,668 million (US$133.4 million), mainly explained by an extraordinary non-cash charge of Ch$7,131 million (US$13.3 million) recognized in the 3Q05, related to the international long distance business. Excluding this effect, operating costs and expenses decreased 5.0%, mainly explained by (i) an 18.5% decrease in salary costs, mainly due to an 11.1% reduction in average headcount as compared to 3Q05, (ii) a 19.9% reduction in uncollectables due to bad debt containment efforts and (iii) lower advertising expenses. These were partly offset by higher costs of sales and commissions (+12.1%) resulting from higher commercial activity of ADSL and the Digital Television service launched in June and higher interconnection costs.

EBITDA

As a result, EBITDA in 3Q06 increased 14.6% to Ch$75,335 million (US$140.3 million), compared to Ch$65,762 million (US$122.5 million) recorded in 3Q05.

EBITDA margin in 3Q06 was 51.3%, compared to the 44.4% recorded in 3Q05. Excluding the net extraordinary charge in LD of US$17 million in 3Q05, EBITDA margin increased 1.3 p.p. mainly due to contained cost base.

DEPRECIATION

Total depreciation in 3Q06 increased 5.2% to Ch$52,148 million (US$97.1 million), as compared to 3Q05.

OPERATING INCOME

Operating income increased 43.2% to Ch$23,187 million (US$43.2 million) in 3Q06 when compared to Ch$16,190 million (US$30.1 million) in 3Q05. It is important to note that was recognized a net extraordinary non-cash charge of US$17 million in 3Q05, as mentioned above.

Operating margin reached 15.8% in 3Q06 vs. 10.1% in 3Q05. However, excluding the extraordinary effects the operating margin decreased 1.2 p.p..

NON-OPERATING RESULT

Non-operating result registered a non-operating loss of Ch$1,829 million (US$3.4 million) in 3Q06 as compared to a non-operating loss of Ch$6,976 million (US$13.0 million) in 3Q05.

The non-operating loss in 3Q06 was basically due to i) interest expenses of Ch$4,836 million (US$9.0 million), which decreased by 27.7% on account of the 20.1% reduction in the average interest bearing debt in pesos (US$ 808 million). The Company's hedge policy have neutralized the effect of increase in interest rates in the market.

These non-operating losses were partly offset by (i) a 46.6% increase in financial income due to higher market interest rates over short-term investments in 3Q06 and (ii) a gain for monetary correction (price level restatement) in the amount Ch$1,184 million (US$2.2 million), resulting in a gain of Ch$1,448 million (US$2.0 million) from the impact of the positive CPI of 1.4% during 3Q06. This compared to a gain for monetary correction (price level restatement) in the amount Ch$234 million (US$0.4 million) in 3Q05, explained by the impact of a positive CPI of 1.3% during 3Q05, which was partly offset by a negative impact in exchange differences due to the 8% decrease in the exchange rate during the 3Q05.

INCOME TAXES

In 3Q06, Telefonica Chile recorded a total income tax charge in the amount of Ch$8,701 million (US$16.2 million). The above is compared to the Ch$9,198 million (US$17.1 million) tax charge in 3Q05.

Total income tax in 3Q06 consists of (i) Ch$8,701 million (US$16.2 million) in current income taxes, (ii) a Ch$3,466 million (US$6.5 million) charge for deferred taxes for previous periods (complementary accounts), partly offset by a positive charge of Ch$3,464 million (US$6.5 million) due to tax liabilities (deferred taxes) reverted due to lower levels of depreciation in the taxable income base as result of lower investments as compared to previous years.

NET RESULT

The Company recorded net income of Ch$12,707 million (US$23.7 million) in 3Q06 vs. net income of Ch$68 million (US$0.1 million) in 3Q05.

Net income per ADR in 3Q06 amounted to US$0.099, compared to the net income per ADR of US$0.001 recorded in 3Q05. Furthermore, net income per share in 3Q06 equaled Ch$13.3 as compared to Ch$0.1 in 3Q05.

CAPEX

Capital expenditures for Telefonica Chile and its consolidated subsidiaries amounted to US$53 million in 3Q06 compared to US$34 million in 3Q05. Capital expenditures were mainly focused on the development of broadband (ADSL), television and network maintenance.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

Bundled services Increased rate of ADSL growth. Connections increased 73.6% in 3Q06 as compared to 3Q05

Fixed Telecommunications is divided into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising, public telephones and Digital TV, among others). Fixed telecommunications revenues, which represented 76.6% of total operating revenues in 3Q06, decreased 5.7% to Ch$108,730 million (US$201.6 million) in the period as compared to 3Q05.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed under tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 12.1% to Ch$66,165 million (US$123.2 million) in 3Q06 as compared to 3Q05. This decrease is mainly attributable to a 39.5% decrease in the fixed monthly charge and a 34.2% decrease in the variable charge and, was partially compensated by an increase in revenue from flexible plans, represented 48.3% of total lines in service as compared to 24.4% in September 2005. The aggregate 12.3% decline in these items is mainly due to: (i) a 14.3% decrease in average local traffic per line for 3Q06 compared to 3Q05, and (ii) a decreased in average lines in service of 7.1% compared to 3Q05, mainly as result of a revision of customer base and a change in the criteria to cut-off lines, (71,599 adjusted lines). Increased mix of flexible plans mitigates decline of lines in service and traffic.

Broadband (ADSL) revenues grew 26.6% to Ch$15,211 million (US$28.3 million) in 3Q06, due to the 73.2% growth in ADSL connections in the quarter. This growth in ADSL connections was driven by the successful marketing of bundled offers of voice plus broadband and others, such as with digital TV starting on June 14, 2006. In August, the Company launched a self-installation kit for broadband reaching 7,370 clients as of September 30, 2005.

Access charges and interconnection revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefonica Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers and services to wholesalers, among others. These revenues increased by 25.9% in 3Q06 to Ch$13,678 million (US$25.5 million) as compared to 3Q05. This increase was mainly due to a 43.8% increase in other interconnections revenues due to higher revenues from rental capacity to other telecom operators and higher revenues from access charges from other fixed operators. This was partly compensated by a decrease of 18.8% and 26.3% in revenues of access charges revenues from DLD and ILD long distance carriers, respectively, mainly due to a 17.3% drop in traffic of LD access charges.

Revenues from Other fixed telecommunications businesses, includes revenues generated as a result of the Company's contract with Publiguías, those generated by the subsidiaries Telemergencia (home security services) and Telefonica Internet Empresas (TIE) related to internet access, public telephone revenues, interior installations, equipment marketing and digital TV starting in June 2006. These revenues increased slightly by 0.6% in 3Q06 to Ch$16,482 million (US$27.0 million) as compared to 3Q05. This is mainly due to an increase in (i) public telephones (+13.7%), (ii) increase in revenues from home security services (+2.3%) and (iii) Ch$795 million (US$1.5 million) revenues from the TV Business, which as of September 30. 2006 reached 52,380 clients. The above were partly compensated by lower revenues from (i) equipment marketing revenues associated to PABX, fax machines and telephone equipments, (ii) from directory advertising and (iii) ISP due to the migration of clients to broad band (ADSL).

LONG DISTANCE

Increased market share in DLD and ILD to 36.6% and 35.6%, respectively

Long distance revenues include revenues from domestic and international long distance traffic, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 10.5% of consolidated operating revenues in 3Q06, increased 16.9% as compared to 3Q05, amounting to Ch$15,462 million (US$28.8 million). The increase in revenues is mainly explained by an extraordinary non-cash charge of Ch$2,171 million (US$4.0 million) recorded in 3Q05, related to the international long distance business (ILD), excluding this effect ILD revenues increased 6.6% due mainly to higher revenues from international incoming traffic interconnections. The ILD traffic decreased 1.2% and the average rate decreased a 2.2% as compared to 3Q05. This was partly compensated by a 3.6% and 2.0% decrease in DLD and rental of the long distance network as compared to 3Q05, respectively. The DLD traffic decreased 10.1% and the average rate increased a 7.0% as compared to 3Q05. The ILD traffic decreased 1.2% and the average rate decreased a 2.2% as compared to 3Q05.

The Company's successful commercial activities resulted in an increase in DLD market share from 36.0% in 3Q05 to 36.6% in 3Q06 and in ILD from 27.5% in 3Q05 to 35.6% in 3Q06.

CORPORATE CUSTOMER COMMUNICATIONS

Revenues from corporate customer communications represented 12.8% of consolidated revenues

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications; (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 12.8% of consolidated revenues, decreased 3.7% to Ch$18,818 million (US$35.0 million) in 3Q06 as compared to 3Q05. The decrease in these revenues was mainly due to: (i) a 16.5% decrease in equipment marketing revenues and (ii) a 15.1% decrease in complementary services revenues. The above was partly offset by a 2.3% increase in revenues from data services, associated to IP network and a 6.0% increase in revenues from dedicated links and others, due to higher revenues from advanced voice services and IP solutions. The corporate customer business is affected by ongoing price competition and the migration of traditional data technologies to IP technologies. In 3Q06, ATM links and Datared decreased by 1.5% and 10.9%, repectively, while data links through the IP network (dedicated IP) grew by 11.3%.

OTHER BUSINESSES

These revenues include those from other Company subsidiaries, such as Telepeajes and t-gestiona, among others. These revenues, which represented 0.6% of total operating revenues in 3Q06, increased 26.2% to Ch$839 million (US$1.6 million) in 3Q06, mainly explained by higher revenues from the subsidiary t-gestiona.

BUSINESS UNIT PERFORMANCE FOR 3Q06
Contribution to
EBITDA EBITDA Margin Net Result
(Ch$ mn) (Ch$mn)

Consolidated 75,335 51.3% 12,707

Individual by Business Unit
Fixed Telecommunications 60,494 49.0% 5,213
Long Distance 8,175 36.8% 4,573
Corp. Communications 7,436 34.0% 3,479

COMPANY NEWS

INTERIM DIVIDEND PAYMENT

In accordance to the Company's Dividend Policy, on October 26, 2006, the Board approved the distribution of an interim dividend for a total amount of Ch$10,529 million (US$19.6), equivalent to a gross amount of Ch$11.0 per share (US$0.08* per ADR). This dividend represents approximately 53% of net income for the nine moths period from January to September 2006.

The payment date in Chile is November 23, 2006 and the record date is November 17, 2006.

*: Reference: Exchange rate as of September 30, 2006 1US$ = Ch$537.03

RATING UPGRADE FROM Baa2 TO Baa1

On September 25, 2006 the rating agency Moody's Investors Service improved to a Baa1 senior unsecured foreign currency rating to Telefonica Chile S.A. with a stable outlook, from a Baa2.

The rating is supported by Telefonica Chile's strong market position as the incumbent telecommunications operator in Chile, strong cash generation and relatively low debt levels for its rating category. The Baa1 rating also reflects Telefonica Chile's diligent and successful strategy in offsetting downward pressure on revenues and margins by expanding its revenue sources and keeping expenses under control.

FINANCING ACTIVITIES

During 3Q06 the Company reduced debt by a total of US$62.6 million. On July 15, 2006, US$49.6 million matured of the remaining Yankee bond issued in July 19996, which had an annual interest rate of 7,625%. Additionally, on September 27, 2006 the Company paid a Commercial Papers for a total amount of US$13 million, which had an annual interest rate of 5.28%.

As of September 30,2006, total financing debt reached US$778 million.

COLLECTIVE BARGAINING PROCESS

During 3Q06, the Company successfully finalized collective bargaining processes with several unions, resulting in 94% of total unionized employees (2,141 employees) with agreements renewed during the year 2006. The main subjects for the bargaining were variable salaries set in accordance with the company's results and benefits for employees. The average duration for the new agreements is 48 months.

ANTITRUST COMMISSION RULED IN FAVOR OF VOISSNET PROCEEDING

On October 26, 2006, the Company was notify that the Antitrust Commission (Tribunal de Defensa de la Libre Competencia), ruled against the Company in the claim filled by Voissnet* and the request made by the National Economic Attorney Office. The Antitrust Commission ruled that the Company must pay a fine equivalent to US$1.1 million.

The Company is analyzing the sentence and has 10 days term to appeal before the Supreme Court.

*: In January 2005, Voissnet initiated legal proceedings against the Company for contractually prohibiting the provision of telephone service through Internet over broadband provided by Telefonica Chile

PLEASE NOTICE THE CHANGE IN EMAIL ADDRESSES

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicachile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete

María José Rodríguez Andrea Priest

TELEFONICA CHILE THE GLOBAL CONSULTING GROUP

Tel.: 562-691-3867 646-284-9425

Fax: 562-691-2392

E-mail: E-mail:

sofia.chellew@telefonicachile.cl, apriest@hfgcg.com

veronica.gaete@telefonicachile.cl

mariajose.rodriguez@telefonicachile.cl

Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing, value-added and digital television services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer